Nebulai Corporation

Financial Statements
(unaudited)

October 31, 2021



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

NEBULAI CORPORATION

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Nebulai Corporation
Miami, Florida

We have reviewed the accompanying financial statements of Nebulai Corporation (the "Company"), which comprise the balance sheet as of October 31, 2021, and the related statement of operations, changes in stockholders' equity, and cash flows for the period from July 7, 2021 (inception) through October 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

December 7, 2021
Glen Allen, Virginia

❯ **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

NEBULAI CORPORATION

Balance Sheet (unaudited)
October 31, 2021

<u>Assets</u>

Current assets:

Cash | $ | 5,674

Total current assets | $ | 5,674

<u>Liabilities and Stockholders' Equity</u>

Total liabilities | $ | -

Stockholders' equity:

Common stock at $0.0001 par value, 8,700,000 shares authorized, 5,400,000 shares issued and outstanding as of October 31, 2021 | 540

Preferred stock at $0.0001 par value, 1,300,000 shares authorized, 298,615 shares issued and outstanding as of October 31, 2021 | 30

Additional paid-in capital | 18,930

Accumulated deficit | (13,826)

Total stockholders' equity | 5,674

Total liabilities and stockholders' equity | $ | 5,674

See report of independent accountants and accompanying notes to financial statements.

NEBULAI CORPORATION

Statement of Operations (unaudited)
For the period from July 7, 2021 (inception) to October 31, 2021

Revenue	$	-
Operating expenses		13,826
Net loss	$	(13,826)

See report of independent accountants and accompanying notes to financial statements.

NEBULAI CORPORATION

Statement of Changes in Stockholders' Equity (unaudited)
For the period from July 7, 2021 (inception) to October 31, 2021

	Class A Common Stock		Preferred Stock Series A		Additional Paid-In Capital		Accumulated Deficit		Total	
Balance July 7, 2021	$	-	$	-	$	-	$	-	$	-
Issuance of stock		540		30		18,930		-		19,500
Net loss		-		-		-		(13,826)		(13,826)
Balance October 31, 2021	$	540	$	30	$	18,930	$	(13,826)	$	5,674

See report of independent accountants and accompanying notes to financial statements.

NEBULAI CORPORATION

Statement of Cash Flows (unaudited)
For the period from July 7, 2021 (inception) to October 31, 2021

Cash flows used in operating activities:		
Net loss	$	(13,826)
Cash flows provided by financing activities:		
Issuance of stock		19,500
Net change in cash		5,674
Cash, beginning of period		-
Cash, end of period	$	5,674

See report of independent accountants and accompanying notes to financial statements.

NEBULAI CORPORATION

Notes to Financial Statements (unaudited)

1.   **Summary of Significant Accounting Policies:**

Description of Business: Nebulai Corporation (the "Company") was incorporated on July 7, 2021 in the State of Delaware.   The Company uses blockchain technology to develop a Decentralized Solutions & Talent Marketplace ("DSTM"). The DSTM is a marketplace that is a collective intelligence ecosystem of technology-agnostic solutions, composite architectures and an intellectual property monetization platform, allowing for a multitude of people to do business in a single decentralized ecosystem.

The Company's strategic plan for 2022 and beyond is focused on launching the Decentralized Solutions and Talent Marketplace and Minimum Viable Product ("MVP"), to capture marquee customers and early adopters among the following enterprise verticals: Telecommunications, Manufacturing, Technology, and State and Federal Government which will shape the MVP into a production ready system that the Company will monetize and take to market. The Company intends to build the infrastructure needed to secure and develop the platform and will start expanding their sales and marketing strategies which includes new customers, solution providers, and talent. The Company believes the execution of its strategic plan along with funds raised from its crowdfunding campaign and capital contributions from its investors will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense was $8,354 for the period from July 7, 2021 (inception) through October 31, 2021.

Income Taxes: The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1.   Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through December 7, 2021, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2.   Stockholders' Equity:

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 10,000,000 shares of stock at $0.0001 par value per share.   The shares authorized are split as follows: 5,400,000 shares of Class A Common Stock; 3,300,00 shares of Class B Common Stock; 800,000 shares of Preferred Stock Series A; 300,000 shares of Preferred Stock Series B; 200,000 shares of Preferred Stock Series C. The Company had 5,400,000 shares of Class A Common Stock and 298,615 shares of Preferred Stock Series A, issued and outstanding at October 31, 2021. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of preferred stock.

3.   Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $14,000 at October 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.